

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail 3561

September 4, 2018

Scott J. Lynn
Chief Executive Officer
Masterworks 001, LLC
524 Broadway, 10th Floor
New York, New York 10012

> **Re:** **Masterworks 001, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 24, 2018**
> **File No. 024-10876**

Dear Mr. Lynn:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2018 letter.

The Offering, page 13

1. Please disclose any relationships or formal agreements that you may have with crypto-currency exchange service providers that would enable you to accept payments in Bitcoin or Ether. In this regard, we note that you have deleted disclosure related to the lack of any such relationships and your current inability to accept these forms of payment. If you intend to accept Bitcoin, Ether or other cryptocurrencies for the purchase of shares in this offering, please explain the payment process. For example, how the conversion of the cryptocurrency to dollars will be accomplished, whether the company will use a specific cryptocurrency exchange and how and when the price in cryptocurrency will be determined and communicated to the purchaser.

Dividend Policy, page 15

2. Please revise to clarify that there is no assurance that a liquidating distribution will be available at the time the painting is sold.

Risk Factors

It is possible that there will be multiple trading markets established for the Class A Shares…, page 25

3. Please revise to clarify your references to "list" to state whether you expect to list your securities on a national securities exchange.

Plan of Distribution, page 30

4. In every instance where you reference your intent to record ownership and effectuate transfers on the Ethereum blockchain, please ensure that you characterize it as a future intent to do so, as your risk factor on page 27 and your response to comment 3 suggest, and state that your current method of recording ownership and effectuate transfers will be via book entry. See, for example, your cover page and page 32, which suggests that you will be recording share ownership on Ethereum blockchain now and on page 14 where you suggest that transfers will be effectuated on the Ethereum blockchain now. If our understanding is incorrect, please advise.

5. We note your revised disclosure in response to comments 2 and 3 that you expect that in the future shareholders will hold ERC20 tokens and "effect transfers of their Class A shares directly on the Ethereum blockchain." Please describe the anticipated mechanics of these transactions. For example, explain whether shareholders have to pay a fee to obtain the ERC20 tokens from you, how these tokens will be issued, and any cybersecurity risks shareholders face as a result of holding the ERC20 tokens.

You may contact Jennifer López, Staff Attorney, at 202-551-3792 or me at 202-551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products